SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/ME 01.545.826/0001-07 NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting held on December 23, 2019

1. Date, Time and Place: December 23, 2019, at 3:00 p.m., via conference call, as authorized by Article 19, Paragraph 2 of Bylaws of Gafisa S.A. (“Company”).

2. Call notice and attendance: Members of the Board of Directors were duly summoned, pursuant to the Company’s Bylaws. The board members listed below attended the meeting, except for Messrs. Leo Julian Simpson and Antonio Carlos Romanoski, therefore, the quorum of installation and approval was verified.

3. Composition of the Board: Chairman: Nelson Sequeiros Rodriguez Tanure. Secretary: Renata Monteiro de Azevedo Melo.

4. Agenda: to resolve on: (a) the ratification of execution of the Private Instrument of Fourth Amendment to the 10th Issue Indenture, 2nd Private of Non-Convertible Debentures, with Floating Guarantee and Additional Security Interest, in a Single Series of Gafisa S.A. (“Fourth Amendment to the Indenture”), as follows: (i) the term of Debentures is extended, consequently, altering the Maturity Date set forth in Clause 4.1.5.1 of the Indenture; (ii) the Remuneration of Debentures set forth in Clause 4.1.12 of the Indenture is altered, and Compensatory Interest now is fixed corresponding to an annual percentage, basis of two hundred and fifty-two (252) Business Days of seven integers and eighty hundredths percent (7.80%) incurring as of the payment date scheduled for December 20, 2019 (inclusive), envisaging that the Compensatory Interest incurred from January 20, 2019, exclusive, to December 20, 2019 shall be paid on the next payment date, i.e., December 20, 2019, and the consequent amendment to the Clauses mentioning the frequency of accrual and calculation of Compensatory Interest; (iii) alteration of the formula referring to the calculation of Remuneration mentioned in Clause 4.1.12.1 of the Indenture to provide for a new rate, as indicated in item above; (iv) alteration of the frequency of payment of Compensatory Interest provided for in Clause 4.1.13.1 of the Indenture, which shall be half-yearly, always on day 15 of June and December each year, except for December 2019, in relation to which Compensatory Interest shall be paid on December 20, 2019; (v) alteration of schedule of payment of Restated Unit Face Value provided for in Clause 4.1.15.1 of the Indenture envisaging that referred amortization shall be half-yearly, always on day 15 of June and December each year, except for December 2019, in relation to which payment of Restated Unit Face Value shall be made on December 20, 2019; (vi) alteration of prepayment terms and conditions set forth in Clause 6.2.3 of the Indenture; (vii) alteration of events of early maturity provided for in items (ii), (iii) and (iv) of Clause 6.3.1 of the Indenture; (viii) alteration of the Company’s obligations provided for in items (xxv) and (xxvi) of Clause 8.1 of the Indenture; and (ix) the update, throughout Indenture, of references to B3, the current name of CETIP, besides excluding fac-simile references; (b) ratify other terms and conditions of the Issue and Debentures as previously approved and amended; (c) ratify the execution of the Private Instrument of Third Amendment to the Private Instrument of Fiduciary Sale of Collateralized Real Properties and Other Covenants (“Third Amendment to the Fiduciary Sale Agreement”), to

reflect the alterations of conditions of Debentures resolved in items (a)(i) to (a)(ix) above, where applicable; and (d) ratify all the acts already practiced by the Company’s Board of Executive Officers and other legal representatives of the Company, necessary to formalize and materialize the resolutions of this Meeting to alter the Debentures conditions and negotiate the documents involving Debentures, as well as sign all and any instruments relating to the Issue to formalize and materialize the deliberations of this Meeting, including, but not limited to the execution of the Fourth Amendment to the Indenture and the Third Amendment to the Fiduciary Sale Agreement and eventual new amendments to referred documents, where applicable, pursuant to the terms of this Meeting.

5. Resolutions: Members of the Board of Directors resolved to approve by a majority vote of attendees, with one exception, all items of Agenda: (a) the ratification of execution of the Fourth Amendment to the Indenture, under the following terms and conditions:

(a)(i) the term of Debentures is extended, consequently, altering the Maturity Date set forth in Clause 4.1.5.1 of the Indenture to December 15, 2023, except for the assumptions of Early Maturity and Full-Optional Early Redemption;

(a)(ii) the Debentures Remuneration set forth in Clause 4.1.12 of the Indenture is altered, now, Compensatory Interest is fixed corresponding to an annual percentage, basis of two hundred and fifty-two (252) Business Days from current eight integers and thirty-seven hundredths percent (8.37%) to seven integers and eighty-hundredths percent (7.80%) incurring as of the payment date scheduled for December 20, 2019 (inclusive), envisaging that Compensatory Interest incurred from January 20, 2019, exclusive to December 20, 2019, shall be paid on the next payment date, i.e., December 20, 2019, and the consequent adjustment of Clauses mentioning the frequency of accrual and calculation of Compensatory Interest;

(a)(iii) alteration of the formula referring to the calculation of Remuneration mentioned in Clause 4.1.12.1 of the Indenture to provide for a new rate, as indicated in the item above;

(a)(iv) alteration of the frequency of payment of Compensatory Interest provided for in Clause 4.1.13.1 of the Indenture, which shall be half-yearly, always on day 15 of June and December each year, except for December 2019, in relation to which Compensatory Interest shall be paid on December 20, 2019;

(a)(v) alteration of schedule of payment of the Restated Unit Face Value provided for in Clause 4.1.15.1 of the Indenture envisaging that referred amortization shall be half-yearly, always on day 15 of June and December each year, except for December 2019, in relation to which payment of Restated Unit Face Value shall be made on December 20, 2019;

(a)(vi) alteration of prepayment terms and conditions set forth in Clause 6.2.3 of the Indenture;

(a)(vii) alteration of events of early maturity provided for in items (ii), (iii) and (iv) of Clause 6.3.1 of the Indenture;

(a)(viii) alteration of the Company’s obligations provided for in items (xxv) and (xxvi) of Clause 8.1 of the Indenture; and

(a)(ix) the update, throughout the Indenture, of references to B3, the current name of CETIP, besides excluding fac-simile references;

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(b) ratify other terms and conditions of the Issue and Debentures as previously approved and amended;

(c) ratify the execution of the Third Amendment to the Fiduciary Sale Agreement to reflect the alterations of Debentures conditions resolved in items (a)(i) to (a)(ix) above, where applicable; and

(d) ratify all the acts already practiced by the Company’s Board of Executive Officers and other legal representatives of the Company, necessary to formalize and materialize the resolutions of this Meeting to alter the Debentures conditions and negotiate the documents involving Debentures, as well as sign all and any instruments relating to the Issue to formalize and materialize the deliberations of this Meeting, including, but not limited to the execution of the Fourth Amendment to the Indenture and the Third Amendment to the Fiduciary Sale Agreement and eventual new amendments to referred documents, where applicable, pursuant to the terms of this Meeting.

6. CLOSING: With no further matters to be discussed, these minutes were read, approved and signed by attending board members. Signatures: Nelson Sequeiros Rodriguez Tanure (Chairman), Renata M. A. Melo (Secretary). Board members: Eduardo Laranjeira Jácome; Nelson Sequeiros Rodriguez Tanure; Roberto Luz Portella; Thomas Cornelius Azevedo Reichenheim; and Denise dos Passos Ramos.

I declare these minutes are a faithful copy of the original minutes drawn up in the Company’s records.

Renata M. A. Melo
Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 24, 2019

Gafisa S.A.

By:	/s/ André Luis Ackermann
Name: André Luis Ackermann Title: Chief Financial Officer